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                          April 13, 2021

       Paul A. Pittman
       Executive Chairman and Chief Executive Officer
       Farmland Partners Inc.
       4600 S. Syracuse Street, Suite 1450
       Denver, Colorado 80237

                                                        Re: Farmland Partners
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 7, 2021
                                                            File No. 333-255092

       Dear Mr. Pittman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Justin Salon